Exhibit 12.1
SKILLED HEALTHCARE GROUP, INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(in thousands, except ratio amounts)

	Year	Year	Year	Year	Year	Six Months	Six Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	2001	2002	2003	2004	2005	30-Jun-05	30-Jun-06
Interest Expense	$27,538	$25,175	$27,486	$22,370	$27,629	$11,123	$22,839
Less Interest Income	(548)	(588)	(147)	(789)	(949)	(362)	(628)
Deferred Financing Fees Amortization	3,682	1,893	1,550	1,155	1,657	794	1,424
Preference Security Dividend	—	—	—	782	837	837	—
Interest Portion of Rental Expense	2,611	2,636	3,004	4,111	4,776	2,388	2,516

Total Fixed Charges	33,283	29,116	31,893	27,629	33,950	14,780	26,151

(Loss) income before (benefit from) provision for income taxes, discontinued operations and cumulative effect of a change in accounting principle	(143,928)	(2,145)	(5,296)	18,153	7,778	7,635	13,489
Plus:
Fixed Charges	33,283	29,116	31,893	27,629	33,950	14,780	26,151
Less:
Preference security dividend of consolidated subsidiaries	—	—	—	(782)	(837)	(837)	—

(Losses) Earnings	$(110,645)	$26,971	$26,597	$45,000	$40,891	$21,578	$39,640

Fixed Charges	$33,283	$29,116	$31,893	$27,629	$33,950	$14,780	$26,151

Ratio of Earnings to Fixed Charges	(3.32)	0.93	0.83	1.63	1.20	1.46	1.52

Earnings shortfall	$(143,928)	$(2,145)	$(5,296)